SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             STRATIGOS FUND, L.L.C.
                                (Name of Issuer)

                             STRATIGOS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                             Stratigos Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4122
                               Fax: (212) 667-4949

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 19, 2001
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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Transaction Valuation:     $18,000,000(a)  Amount of Filing Fee: $3,600(b)
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(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[  ] Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                                 ---------------------------
     Form or Registration No.:
                                   -------------------------
     Filing Party:
                       -------------------------------------
     Date Filed:
                      --------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the offering documents for Stratigos Fund, L.L.C. (the "Fund") the Fund is offering to purchase limited liability company interests or portions thereof ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer will remain open until 12:00 midnight, New York time, on December 18, 2001, the expected expiration date of the offer.

          The estimated net asset value of Interests will be calculated on December 31, 2001 (the "Valuation Date"). The Fund will review this net asset value calculation during the Fund's audit for its fiscal year ending December

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31, 2001, which the Fund expects will be completed by the end of February 2002, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

          Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest in the Fund, subject to any extension of the offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated April 26, 2000 (the "LLC Agreement")) no later than January 10, 2002, 95% of the estimated value of the Member's Interest based on the Fund's calculation of the estimated net asset value as of December 31, 2001, less any incentive allocation payable to the investment adviser on December 31, 2001, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note that will be held in the Member's brokerage account with CIBC World Markets Corp. ("CIBC WM").

          A Member who tenders for repurchase only part of its Interest will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, 2002, subject to any extension of the offer. The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of portfolio securities held by the Fund, or by borrowing, if the offer is extended (which the Fund does not intend to do).

          The offer remains open to Members until 12:00 midnight New York time on December 18, 2001, the expected expiration date of the offer. Until this time, Members have the right to change their minds and withdraw tenders of their Interests. Members will also have the right to withdraw Interests tendered for purchase at any time after January 18, 2002, if their Interests have not yet been accepted for purchase by the Fund.

          A Member who would like the Fund to purchase all or part of its Interest should mail or fax a Letter of Transmittal (attached to this document as Exhibit C) to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on December 18, 2001. A Member who chooses to fax the Letter of Transmittal should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, December 18, 2001). The mailing address for PFPC Inc. is P.O. Box 219, Claymont, DE 19703, and the fax numbers are (302) 791-3105 and (302) 793-8132.

          Of course, the value of the Interests will change due to market fluctuation between October 31, 2001 (the last time estimated net asset value was calculated) and December 31, 2001, when the value of the Fund will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the offer and daily for the last five business days of the offer, by contacting PFPC Inc. at (888) 697-9661 or
(866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on December 18, 2001. Also realize that although the tender offer expires on December 18, 2001, a Member who tenders its Interest remains a Member in the Fund with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2001, when estimated net asset value of the Member's Interest is calculated.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is Stratigos Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940 (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122.

          (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by members to the Fund ("Members") pursuant to the Offer.) As of the close of business on October 31, 2001, there was approximately $11,044,725.00 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests, but an amount not more than $18 million, that are tendered by, and not withdrawn prior to, 12:00 midnight, New York time, on December 18, 2001, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and their transfer is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of April 26, 2000 (the "LLC Agreement").

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Stratigos Fund, L.L.C. (the "Fund"). The Fund's principal executive office is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122. The Investment Adviser to the Fund is CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is
(212) 667-4122. The Fund's Managers are Jesse H. Ausubel, Charles F. Barber, Paul Belica and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., 622 Third Avenue, 8th Floor, New York, New York 10017.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests, but an amount not more than $18 million, that are tendered by, and not withdrawn prior to, 12:00 midnight, New York time, on December 18, 2001 (this time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The purchase price of Interests tendered to the Fund for purchase will be their estimated net asset value as of the close of business on December 31, 2001 (the "Valuation Date") if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                 For Members who tender their entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date, payable within ten days after the Valuation Date, (the "95% Cash Payment"); and (b) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2001, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten days after the Valuation Date and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for calendar year 2001. It is anticipated that the audit of the Fund's financial statements for calendar year 2001 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

                 Members who tender only a portion of their Interest (subject to maintenance of the required minimum capital account balance discussed in Item 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten days after the Valuation Date.

                 A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptance of tenders, are attached as Exhibits A, B, C, D and E, respectively, and are incorporated by reference in their entirety.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Tuesday, December 18, 2001.

                 (iv) Not applicable.

                 (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of the extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2001, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Tuesday, December 18, 2001 and, if Interests have not then been accepted for purchase by the Fund, at any time after Friday, January 18, 2002.

                 (vii) Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address or fax numbers listed on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member who faxes a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                 Any Member who tenders an Interest pursuant to the Offer may withdraw its tender at any time on or before on the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after January 18, 2002. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or fax numbers listed on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase the Member's Interest.

                 (ix) Pursuant to the Offer, the Fund is offering to purchase all of the outstanding Interests up to $18 million. Since the net asset value of the Fund as of October 31, 2001 was $11,044,725, the Offer is expected not to be over-subscribed. If the Fund's net assets increase to greater than $18 million and more than $18 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                 (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. On an ongoing basis, it may be more difficult for the Fund to generate additional profits operating on a smaller asset base and, as a result of liquidating assets to fund the purchase of Interests, the Fund may be left with a much less liquid portfolio.

                 A reduction in the aggregate assets of the Fund may also result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2001 and thereafter from time to time.

                 In the event that a substantial portion of outstanding Interests are tendered pursuant to the Offer, the Adviser may find it difficult to adjust its asset allocation and trading strategies to the reduced amount of assets held by the Fund. In addition, the tender of a substantial portion of outstanding Interests pursuant to the Offer may require that the Fund liquidate positions at an inappropriate time or on unfavorable terms in order to fund the purchase of Interests. This may result in a reduction in the aggregate value of Interests of Members that do not tender their Interests and a lower value for those Members tendering their Interests for purchase. The Board of Managers, in accordance with the LLC Agreement may elect to cause the withdrawal of all Interests and liquidate the Fund at any time, but is under no obligation to do so.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                 In general, a Member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. A Member generally will not recognize income or gain as a result of this purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds the Member's then adjusted tax basis in the Member's Interest. A Member's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Member for periods prior to the purchase of the Interest. Cash distributed to a Member in excess of the adjusted tax basis of the Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in the Member's Interest.

          (a) (2) Not applicable.

          (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Confidential Memorandum dated July 2000, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members once each year, in December. This is the first tender offer being made by the Fund.

          The Fund has called a special meeting of Members, to be held on December 20, 2001, to vote on a proposal to approve the admission of Areti Advisers, L.L.C. ("Areti") as a non-managing member of the Adviser. In such capacity, Areti will be responsible for providing the services of its personnel (including Mr. Panayotis Sparaggis, the Fund's current portfolio manager) to provide, on behalf of the Adviser, the portfolio management services required to be provided by the Adviser to the Fund. Under this new structure, Mr. Sparaggis, the principal and controlling person of Areti, will continue to serve as the portfolio manager of the Fund and will continue to be the person primarily responsible for managing the Fund's portfolio, subject to the oversight of personnel of CIBC WM, the managing member of the Adviser. Because the Fund will be holding a meeting of Members, the Fund's Board of Managers has determined to also have all of the present members of the Board of Managers (each, a "Manager"), including those who were previously elected by the Members, stand for election at this meeting. Reference is hereby made to the proxy statement filed on November 16, 2001 on EDGAR and is incorporated herein by reference in its entirety for the purposes of filing this Schedule TO.

          Other than as stated above, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

          (b) Interests that are tendered to the Fund for purchase in connection with the Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2001 and on the first day of each month thereafter, but is under no obligation to do so.

          (c) Other than the proposed arrangement described in Item 5 hereof, neither the Fund, the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections
(6), (7) and (8) of Regulation M-A ss.229.1006(c) are not applicable to the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The purchase price for Interests acquired pursuant to the Offer will not exceed $18 million (unless the aggregate value of Interests increases beyond this amount as of the Valuation Date and the Fund elects to purchase a greater amount) and will be derived from one or more of the following sources:
(i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) Neither the Fund, the Adviser nor the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on October 31, 2001 estimated values, the Adviser owns approximately $69,421.75, less than 1% of the Interests. Howard M. Singer, a Manager, owns approximately $21,799.39, less than 1% of the Interests; and Panayotis Sparaggis, the portfolio manager of the Fund, owns approximately $21,303.75, less than 1% of the Interests. In addition, the Adviser is entitled under the terms of the LLC Agreement to receive an incentive allocation (subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum. Neither the Adviser, Mr. Singer nor Mr. Sparaggis plan to tender any of their Interests pursuant to the Offer.

          (b) Other than the acceptance of subscriptions for Interests as of October 1, 2001 and November 1, 2001, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the period from September 1, 2000 (commencement of operations) through December 31, 2000, previously filed on EDGAR on Form N-30D on March 9, 2001; and

          Unaudited financial statements for the six month period ended June 30, 2001, previously filed on Edgar on Form N-30D on September 7, 2001.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934 as amended. The Fund does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. Also, if a substantial number of Interests are tendered pursuant to the Offer, the fixed costs associated with the operations of the Fund may increase relative to the assets of the Fund. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          A. Cover Letter to Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase (financial statements to be enclosed).

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with acceptance of tenders.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STRATIGOS FUND, L.L.C.

                                              By:  Board of Managers

                                                   By:  /s/ Howard M. Singer
                                                        --------------------
                                                        Name:  Howard M. Singer
                                                        Title:  Manager

November 19, 2001

                                  EXHIBIT INDEX

EXHIBIT

A     Cover Letter to Offer to Purchase and Letter of Transmittal.

B     Offer to Purchase (financial statements to be enclosed).

C     Form of Letter of Transmittal.

D     Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with acceptance of tenders.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

                       [Stratigos Fund, L.L.C. Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

November 19, 2001

Dear Stratigos Fund, L.L.C. Member:

          We are writing to inform you of important dates relating to a tender offer by Stratigos Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest") at this time, please disregard this notice and take no action.

          The tender offer period will begin on November 19, 2001 and end on December 18, 2001. The purpose of the tender offer is to provide liquidity to members who hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

          Should you wish to tender all or part of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 18, 2001. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 18, 2001.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Karl Garrett at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Stratigos Fund, L.L.C.

                                    EXHIBIT B

             Offer to Purchase (financial statements to be enclosed)

                             STRATIGOS FUND, L.L.C.
                           622 Third Avenue, 8th Floor
                            New York, New York 10017

               OFFER TO PURCHASE UP TO $18 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED NOVEMBER 19, 2001

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, NEW YORK TIME, ON TUESDAY, DECEMBER 18, 2001,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Stratigos Fund, L.L.C.:

          Stratigos Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to all of the outstanding interests, but an amount not more than $18 million, pursuant to tenders by members ("Members") at a price equal to their net asset value as of December 31, 2001, if the Offer expires on December 18, 2001. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered interests, the estimated net asset value of such interests will be determined at the close of business on the valuation date of the Offer. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of April 26, 2000 (the "LLC Agreement").

          Members should realize that the value of the Interests tendered in this Offer will change due to market fluctuation between October 31, 2001 (the last time net asset value was calculated) and December 31, 2001, when the value of the Fund will be determined for purposes of calculating the purchase price of Interests. Members tendering their Interests should also note that they remain Members in the Fund with respect to the Interest tendered and accepted for purchase by the Fund, through the valuation date of the offer when the net asset value of their Interest is calculated. Any Members tendering their interests for purchase who wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                    IMPORTANT

          NEITHER THE FUND, ITS INVESTMENT ADVISER NOR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions, requests for assistance, and requests for additional copies of the Offer may be directed to the Fund's service agent:

                                     PFPC Inc.
                                     Attention: Karl Garrett

                                     P.O. Box 219
                                     Claymont, Delaware 19703

                                     Phone: (888) 697-9661
                                            (866) 306-0232

                                     Fax:   (302) 791-3105
                                            (302) 793-8132

                                TABLE OF CONTENTS
                                -----------------

1.   Background and Purpose of the Offer.....................................5
2.   Offer to Purchase and Price.............................................6
3.   Amount of Tender........................................................7
4.   Procedure for Tenders...................................................8
5.   Withdrawal Rights.......................................................9
6.   Purchases and Payment...................................................9
7.   Certain Conditions of the Offer.........................................10
8.   Certain Information About the Fund......................................11
9.   Certain Federal Income Tax Consequences.................................12
10.  Miscellaneous...........................................................13

                               SUMMARY TERM SHEET

o As stated in the offering documents of Stratigos Fund L.L.C. (hereinafter "we" or the "Fund") we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer will remain open until 12:00 midnight New York time, on December 18, 2001 the expected expiration date of the offer.

o The estimated net asset value of Interests will be calculated on December 31, 2001 (the "Valuation Date"). The Fund will review this net asset value calculation during the Fund's audit for its fiscal year ending December 31, 2001, which the Fund expects will be completed by the end of February 2002, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value, or the portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you tender your entire Interest, subject to any extension of the offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's limited liability company agreement dated April 26, 2000 (the "LLC Agreement")) no later than January 10, 2002, 95% of our calculation of the estimated net asset value of your Interest as of December 31, 2001, less the incentive allocation payable to the investment adviser on December 31, 2001, if any. We will owe you the balance, for which we will give you a promissory note that will be held in your brokerage account with CIBC World Markets Corp. ("CIBC WM").

o If you tender only part of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, 2002, subject to any extension of the offer. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale or delivery of portfolio securities held by the Fund, or by borrowing if the offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to purchase your Interest. Our offer remains open to you until 12:00 midnight, New York time, on December 18, 2001, the expected expiration date of the offer. Until this time, you have the right to change your mind and withdraw any tenders of your Interest. You will also have the right to withdraw the tenders of your Interest at any time after January 18, 2002, if your Interest has not yet been accepted for purchase.

o If you would like us to purchase all or a portion of your Interest, you should mail or fax a Letter of Transmittal (enclosed) to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on December 18, 2001. The mailing address and fax numbers for PFPC Inc. are listed on page 2. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before 12:00 midnight, New York time, on December 18, 2001).

o The value of your Interest will change due to market fluctuation between October 31, 2001 (the last time estimated net asset value was calculated) and December 31, 2001, when the value of the Fund will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interest, which is calculated weekly until the expiration date of the offer and daily for the last five business days of the offer, you may contact PFPC Inc. at
     (888) 697-9661 or (866) 306-0232 or at the address listed on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o You have the right to withdraw the Interest you tender, and we have the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on December 18, 2001. Also realize that although the tender offer expires on December 18, 2001, you remain a member in the Fund with respect to an Interest you tender that is accepted for purchase by the Fund through December 31, 2001, when the estimated net asset value of your Interest is calculated.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this offer to purchase (the "Offer") is to provide liquidity to members of the Fund ("Members") who hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated April 2000, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders. The Confidential Memorandum also states that CIBC Oppenheimer Advisers, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members once each year, in December. This is the first tender offer being made by the Fund. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members of the Fund in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. On an ongoing basis, it may be difficult for the Fund to generate additional profits operating with a smaller asset base and, as a result of liquidating assets to fund the purchase of Interests, the Fund may be left with a much less liquid portfolio.

          A reduction in the aggregate assets of the Fund may also result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2001 and thereafter from time to time.

          In the event that a substantial portion of outstanding Interests are tendered pursuant to the Offer, the Adviser may find it difficult to adjust its asset allocation and trading strategies to the reduced amount of assets held by the Fund. In addition, the tender of a substantial portion of outstanding Interests pursuant to the Offer may require that the Fund liquidate positions at an inappropriate time or on unfavorable terms in order to fund the purchase of Interests. This may result in a reduction in the aggregate value of Interests of Members that do not tender their Interests and a lower value for those Members tendering their Interests for purchase. The Board of Managers, in accordance with the LLC Agreement, may elect to cause the withdrawal of all Interests and liquidate the Fund at any time, but is under no obligation to do so.

          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2001 and on the first day of each month thereafter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to all of the outstanding Interests, but an amount not more than $18 million, that are properly tendered by, and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, New York time, on Tuesday, December 18, 2001 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.

          Pursuant to the Offer, the Fund is offering to purchase all of the outstanding Interests up to $18 million. Since the net asset value of the Fund as of October 31, 2001 was $11,044,725, the Offer is expected not to be over-subscribed. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on December 31, 2001 (the "Valuation Date"), payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. As of the close of business on October 31, 2001, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $150,000 on the following closing dates of the Fund was as follows:

      If you invested $150,000 on the      Your Unaudited Net Asset Value as of
      following closing date:              October 31, 2001 would be:
      -------------------------------      ------------------------------------

           September 1, 2000                            $31,956.00

           October 1, 2000                              $36,165.00

           November 1, 2000                             $43,044.00

           December 1, 2000                             $64,049.00

           January 1, 2001                              $65,398.00

           February 1, 2001                             $61,086.00

           March 1, 2001                                $92,068.00

           April 1, 2001                               $121,323.00

           May 1, 2001                                  $97,347.00

           July 1, 2001                                $104,133.00

           August 1, 2001                              $115,235.00

           October 1, 2001                             $177,728.00


          Members may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information during the last five business days of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address listed on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required minimum capital account balance, as described below. A Member who tenders for purchase only a portion of such Member's Interest, shall be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from that Member so that the required minimum balance is maintained. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $18 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.

          The Fund is offering to purchase all of the outstanding Interests up to $18 million. Since the net asset value of the Fund as of October 31, 2001 was $11,044,725, the Offer is expected not to be over-subscribed. If the Fund's net assets increase to greater than $18 million and more than $18 million of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

          4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Karl Garrett, at the address or fax numbers listed on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

          The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member who faxes a Letter of Transmittal to PFPC should also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members who wish to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers listed on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

          The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Adviser nor the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if the Member's Interest is not yet accepted for purchase by the Fund, at any time after 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or fax numbers listed on page 2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn tenders of Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase the Member's Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2001, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

          For Members who tender their entire Interest, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date, which is expected to be 12:00 midnight, New York time, on Monday, December 31, 2001, payable within ten days after the Valuation Date (the "95% Cash Payment") in the manner set forth below; and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2001, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten days after the Valuation Date and will not be transferable. The Note will be payable in cash (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Fund for calendar year 2001. It is anticipated that the audit of the Fund's financial statements for calendar year 2001 will be completed no later than 60 days after December 31, 2001. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

          Members who tender only a portion of their Interest (subject to maintenance of the minimum capital account balance described in Item 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within ten days after the Valuation Date.

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account with CIBC World Markets Corp. ("CIBC WM"). Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

          The Note will be deposited directly to the tendering Member's brokerage account with CIBC WM. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account at CIBC WM and will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

          The purchase price for Interests acquired pursuant to the Offer will not exceed $18 million (unless the aggregate value of Interests increases beyond this amount as of the Valuation Date and the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2001, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940 (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal office of the Fund is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is
(212) 667-4122. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          The Fund has called a special meeting of Members, to be held on December 20, 2001, to vote on a proposal to approve the admission of Areti Advisers, L.L.C. ("Areti") as a non-managing member of the Adviser. In such capacity, Areti will be responsible for providing the services of its personnel (including Mr. Panayotis Sparaggis, the Fund's current portfolio manager) to provide, on behalf of the Adviser, the portfolio management services required to be provided by the Adviser to the Fund. Under this new structure, Mr. Sparaggis, the principal and controlling person of Areti, will continue to serve as the portfolio manager of the Fund and will continue to be the person primarily responsible for managing the Fund's portfolio, subject to the oversight of personnel of CIBC WM, the managing member of the Adviser. Because the Fund will be holding a meeting of Members, the Fund's Board of Managers has determined to also have all of the present members of the Board of Managers (each, a "Manager"), including those who were previously elected by the Members, stand for election at this meeting.

          Other than as stated above, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund, including but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          Other than the acceptance of subscriptions for Interests on October 1, 2001 and November 1, 2001, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any Member of the Fund or any person controlling the Fund or the Adviser. Based on October 31, 2001 estimated values, the Adviser owns approximately $69,421.75, less than 1% of the Interests. Howard M. Singer, a Manager, owns approximately $21,799.39, less than 1% of the Interests and Panayotis Sparaggis, the portfolio manager of the Fund, owns $21,303.75, less than 1% of the Interests. In addition, the Adviser is entitled under the terms of the LLC Agreement to receive an incentive allocation (subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum. Neither the Adviser, Mr. Singer nor Mr. Sparaggis plan to tender any of their Interests pursuant to the Offer.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. A Member generally will not recognize income or gain as a result of this purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds the Member's then adjusted tax basis in the Member's Interest. A Member's basis in its Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of the Interest. A Member's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Member for periods prior to the purchase of the Interest. Cash distributed to a Member in excess of the adjusted tax basis of the Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in the Member's Interest.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of the jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes this exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of the statement may be obtained from the Fund by contacting PFPC at the address and phone numbers listed on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

                             STRATIGOS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 19, 2001

-------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK TIME,
          ON TUESDAY, DECEMBER 18, 2001, UNLESS THE OFFER IS EXTENDED.

-------------------------------------------------------------------------------
        Complete this Letter of Transmittal and Return by Mail or Fax to:

                                    PFPC Inc.
                               Attn: Karl Garrett

                                  P.O. Box 219
                               Claymont, DE 19703

                               Fax: (302) 791-3105
                                    (302) 793-8132


                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232


Ladies and Gentlemen:

          The undersigned hereby tenders to Stratigos Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 19, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED

TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

          Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account at CIBC World Markets Corp. ("CIBC WM"), as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of this cash payment from the account, CIBC WM may subject the withdrawal to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned in the sole discretion of the Board of Managers of the Fund.)

          A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account with CIBC WM. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account with CIBC WM and, upon a withdrawal of this cash from the account, CIBC WM may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited estimated net asset value of the Fund as of December 31, 2001, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2001, which is anticipated to be completed not later than 60 days after December 31, 2001, the Fund's fiscal year end, and will be paid within ten days thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC INC., ATTN:  KARL GARRETT; P.O. BOX 219, CLAYMONT, DE 19703
FAX: (302) 791-3105 OR (302) 793-8132
FOR ADDITIONAL INFORMATION:  PHONE: (888) 697-9661 OR (866) 306-0232

PART 1.   MEMBER INFORMATION:

          Name of Member:
                          -----------------------------------------------------

          Social Security No.
          or Taxpayer
          Identification No.:
                               ---------------------------------

           Telephone Number:   (            )
                               ---------------------------------

PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING TENDERED:

          [  ]      Entire limited liability company interest.

          [  ]      Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $150,000, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

                                        $
                                         ------------------

           [   ]    Portion of limited  liability  company interest in excess of the Required Minimum Balance.

                    *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

          CASH PAYMENT

          Cash payments will be wire transferred directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to the undersigned's brokerage account, upon a withdrawal of this cash payment from the account, CIBC WM may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangements with the undersigned.)

          PROMISSORY NOTE

          The promissory note reflecting the contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account at CIBC WM, and, upon a withdrawal of this cash from the account, CIBC WM may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.

          PART 4. SIGNATURE(S).

-------------------------------------------------------------------------------
FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------        ------------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------        ------------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------        ------------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                             APPEARED ON SUBSCRIPTION AGREEMENT)



                                            ------------------------------------
                                            Print Name and Title of Co-signatory

-------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

                  (To be provided only to members who call and
                               request the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                             STRATIGOS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 19, 2001

-------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK TIME,
          ON TUESDAY, DECEMBER 18, 2001, UNLESS THE OFFER IS EXTENDED.

-------------------------------------------------------------------------------
        Complete this Notice of Withdrawal and Return by Mail or Fax to:

                                    PFPC Inc.
                               Attn: Karl Garrett

                                  P.O. Box 219
                               Claymont, DE 19703
                               Fax: (302) 791-3105
                                    (302) 793-8132

                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232


Ladies and Gentlemen:

          The undersigned wishes to withdraw the tender of its limited liability company interest in Stratigos Fund, L.L.C. (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:

          [  ]     Entire limited liability company interest.

          [  ]     Portion of limited liability company interest expressed as a specific dollar value.

                                        $
                                         ---------------

          [  ]     Portion of limited liability company interest in excess of the Required Minimum Balance.

          The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

-------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                  FOR OTHER INVESTORS:
AND JOINT TENANTS:



-----------------------------------       ------------------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------       ------------------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------       ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)



------------------------------------       ------------------------------------
Print Name of Joint Tenant                 Co-signatory if necessary
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)



                                           ------------------------------------
                                           Print Name and Title of Co-signatory
-------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT E

                         Forms of Letters from the Fund
               to Members in Connection with Acceptance of Tenders


THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.

                                                    January 10, 2002


Dear Member:

          Stratigos Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

          Because you have tendered and the Fund has purchased your entire investment, you have been paid 95% of the estimated purchase price based on the unaudited net asset value of the Fund as of December 31, 2001, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your CIBC WM brokerage account.

          The balance of the purchase price will be paid to you after the completion of the Fund's 2001 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2002.

          Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                                    Sincerely,

                                                    Stratigos Fund, L.L.C.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                                   January 10, 2002

Dear Member:

          Stratigos Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

          Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your CIBC WM brokerage account. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

          Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                                   Sincerely,

                                                   Stratigos Fund, L.L.C.

Enclosure

                                 PROMISSORY NOTE

          Pursuant to the Offer to Purchase (the "Offer") up to $18,000,000 of outstanding limited liability company interests or portions thereof based on the unaudited net asset value as of December 31, 2001 or such later date as corresponds to any extension of the Offer made by Stratigos Fund, L.L.C. (the "Fund") with respect to limited liability company interests in the Fund ("Interests"), the Fund hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Payee and accepted by the Fund as of December 31, 2001, determined based on the audited 2001 financial statements of the Fund in accordance with the asset valuation policy of the Fund, over (b) the Cash Payment to the Payee; provided, however, that if the Fund's Board of Managers determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining members of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Offer.

          This note shall be due and payable within ten calendar days after the completion of the audit of the Fund's financial statements for 2001.

          The amount payable by the Fund under this note shall include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered by the Payee and accepted by the Fund as of December 31, 2001.

          Payment of this note shall be made by wire transfer to the Payee's brokerage account at CIBC World Markets Corp.

          This note may not be pledged, assigned or otherwise transferred by the Payee.

          This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

          Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Offer.

Payee:
       --------------------------

                                                         Stratigos Fund, L.L.C.


                                                BY:
                                                   -----------------------------
                                                               Howard M. Singer
                                                               Managing Director